October 8, 2013

John Dana Brown

United States Security and Exchange Commission

Washington, D.C. 20549

Dear Mr. Brown:

Thank you for your letter of October 7, 2013 (“Comment Letter”). Filed herewith is a revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy”) redlined to reflect changes in response to your Comment Letter. I respond below on behalf of Seven Arts Entertainment Inc. (“us” or the “Company”) to each of the numbered questions or statements in your Comment Letter.

General Information, page 1

Record Date and Voting Rights, page 1

1.	Please revise the last two bullet points on page 2 to clarify that such votes are non- binding.

Response: Please see Revised Proxy

Proposal No. 3 – Adoption of Amendment to Amended Articles of Incorporation to Increase Authorized Capital Stock, page 9

Purpose of Amendment, page 9

2.	We note your response to our prior comment 1. We note that your Form S-1 registration statement filed on March 19, 2013 states that you are offering 179,283,383 shares of common stock but you state on page 9 of your preliminary proxy statement that you may issue “up to 180,000,000 shares of common stock” pursuant to that registration statement. Please revise so that these numbers are consistent or explain to us why this is not necessary.

Response: Please see Revised Proxy

3.	We note your response to our prior comment 2 and reissue in part. Please briefly describe the material terms of the notes and debentures, including the date or dates of required conversion or repayment in cash, the fixed price or fixed prices of conversion into the your common stock, the aggregate amount of notes and debentures that will be converted pursuant to such fixed price, the “agreed discount” as referenced on page 9, and the aggregate amount of notes and debentures that will be converted into your common stock pursuant to the valuation described on page 9 of your preliminary proxy statement.

Response: Please see Revised Proxy. We would request that the last column of the Schedule show here not be included in the proxy as filed as it is confidential information. We have included the information for your review but do not think it adds materially to the disclosure

4.	We note your disclosure on page 9 that you have “issued or agreed to issue convertible securities which would, if converted, require issuance of approximately 72,000,000 shares of common stock.” Please clarify whether or not all such convertible securities have been issued.

Response: Please see Revised Proxy

5.	We note your disclosure on page 9 regarding the “issuance of an as yet undetermined number of shares of common or preferred stock on a corporate combination that has not yet been negotiated.” Please disclose that, depending upon how such corporate combination is structured, shareholders may not get an opportunity to vote on the transaction. In addition, please disclose that there is no guarantee that such transaction will occur.

Response: Please see Revised Proxy

Proxy Card

6.	Please revise the proxy card to include a box marked abstain for proposal 5.

Response: Please see Revised Proxy

Seven Arts Entertainment Inc

8439 Sunset Boulevard ~ Suite 402 ~ Los Angeles, CA 90069

Tel: +1 323 372 3080

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your prompt approval of the Revised Proxy.

Very truly yours,

/s/ Peter M Hoffman
Peter M Hoffman

cc:	Kate Hoffman
Candace Wernick
Randy Katz

Seven Arts Entertainment Inc

8439 Sunset Boulevard ~ Suite 402 ~ Los Angeles, CA 90069

Tel: +1 323 372 3080